Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for August 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for August 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In August 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 6.95% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 4.64%, passenger capacity on regional routes decreased by 5.12% and passenger capacity for international routes increased by 13.61%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 7.64%. Of which, passenger traffic for domestic, regional and international routes increased by 4.94%, 2.46% and 15.04%, respectively as compared to the same period last year. The passenger load factor was 83.85%, representing an increase of 0.54 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased 0.24 percentage points, 6.03 percentage points and 1.04 percentage point as compared to the same period last year, respectively. The Group has launched Hangzhou - Shenyang - Hangzhou route (seven flights per week) since 15 August 2017, Hangzhou - Wuhan - Hangzhou route (seven flights per week) since 15 August 2017 and Harbin – Changsha route (seven flights per week) since 28 August 2017.

1

In terms of cargo operations, in August 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 14.04% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 19.95% as compared to the same period last year. The cargo load factor was 53.56%, representing an increase of 2.64 percentage points as compared to the same period last year.

In August 2017, the Group had introduced 10 aircraft, including two A321 aircraft, one A320 aircraft, seven B737-800 aircraft, had terminated the lease of one B737-800 aircraft. As of the end of August 2017, the Group operated a fleet of 732 aircraft with 263 aircraft self-owned, 207 aircraft under finance lease and 262 aircraft under operating lease.

KEY OPERATION DATA OF AUGUST 2017

.	August 2017			Cumulative 2017
		Month-on-
		Month
		(“MoM”)	YoY		YoY Change
Capacity	Amount	Change (%)	Change (%)	Amount	(%)
RPK (in million)
Domestic	14,710.29	4.29	4.94	105,972.38	10.92
Regional	268.27	4.04	2.46	1,924.69	-12.37
International	6,109.77	1.85	15.04	44,253.48	14.77
Total	21,088.33	3.57	7.64	152,150.55	11.64
RTK (in million)
Domestic	1,407.33	4.00	3.83	10,393.21	9.50
Regional	25.06	3.89	3.12	183.53	-10.61
International	956.73	1.14	21.28	7,292.26	18.43
Total	2,389.11	2.83	10.17	17,868.99	12.71
RTK - Cargo and Mail (in million)
Domestic	139.83	9.16	-3.63	1,092.78	-0.32
Regional	2.08	8.18	12.87	15.43	14.21
International	431.40	0.64	30.32	3,425.06	23.11
Total	573.31	2.62	19.95	4,533.27	16.48
Passengers carried (in thousand)
Domestic	10,015.91	4.21	4.67	71,687.01	10.43
Regional	212.60	3.58	5.55	1,540.03	-6.36
International	1,392.01	3.18	9.29	10,147.55	7.86
Total	11,620.52	4.07	5.22	83,374.59	9.75
Cargo and mail carried (in thousand tonnes)
Domestic	84.80	7.77	-3.69	674.49	-0.11
Regional	1.87	7.38	12.65	13.87	12.98
International	49.52	2.42	29.59	387.08	21.21
Total	136.19	5.75	6.46	1,075.45	6.81

2

	August 2017			Cumulative 2017
		MoM	YoY		YoY Change
Capacity	Amount	Change (%)	Change (%)	Amount	(%)
ASK (in million)
Domestic	17,515.82	1.85	4.64	128,123.84	7.93
Regional	328.62	2.15	-5.12	2,529.00	-14.36
International	7,306.54	-0.05	13.61	53,811.69	13.27
Total	25,150.97	1.30	6.95	184,464.54	9.04
ATK (in million)
Domestic	1,969.42	2.21	3.85	14,641.00	6.82
Regional	37.91	2.75	-4.61	294.72	-15.03
International	1,326.57	1.22	18.57	10,263.82	14.79
Total	3,333.91	1.82	9.13	25,199.54	9.59
ATK - Cargo and Mail (in million)
Domestic	393.00	3.66	0.77	3,109.85	2.88
Regional	8.34	4.91	-2.77	67.11	-17.21
International	668.98	2.50	23.89	5,420.76	16.19
Total	1,070.32	2.94	14.04	8,597.73	10.66

	August 2017			Cumulative 2017
		MoM	YoY
		Change	Change		YoY Change
	Figure	(Percentage	(Percentage	Figure	(Percentage
Load Factor	(%)	Point)	Point)	(%)	Point)
Passenger Load Factor (RPK/ASK)
Domestic	83.98	1.96	0.24	82.71	2.23
Regional	81.63	1.47	6.03	76.10	1.73
International	83.62	1.55	1.04	82.24	1.07
Total	83.85	1.84	0.54	82.48	1.92
Cargo and Mail Load Factor
Domestic	35.58	1.79	-1.62	70.99	-1.13
Regional	24.90	0.75	3.45	62.27	6.33
International	64.49	-1.19	3.18	71.05	3.55
Total	53.56	-0.17	2.64	70.91	2.63
Overall Load Factor (RTK/ATK)
Domestic	71.46	1.23	-0.01	35.14	1.74
Regional	66.10	0.72	4.96	23.00	3.07
International	72.12	-0.06	1.61	63.18	2.18
Total	71.66	0.71	0.68	52.73	1.96

3

Notes:
1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 September 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

4